Exhibit 99.1

YM BIOSCIENCES REPORTS DAIICHI-SANKYO ENROLLS FIRST PATIENTS IN PHASE II,
FIRST-LINE LUNG CANCER TRIAL WITH NIMOTUZUMAB

MISSISSAUGA, Canada - June 23, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported that its licensee for nimotuzumab, Daiichi-Sankyo Co., Ltd. in Japan advises that it has commenced enrollment of a Phase II trial evaluating nimotuzumab in combination with radiation therapy/cisplatin/vinorelbine in first-line curative intent patients with Stage III non-small-cell lung cancer (NSCLC). The trial will evaluate the treatment completion rate and numerous secondary endpoints including response rate, progression-free survival, and the overall survival rate at 12 and 18 months as well as toxicity.

“This is the latest of eleven Phase II and III trials currently being conducted by YM and/or its four licensees, highlighting the tremendous breadth of clinical activity focused on nimotuzumab and the benefits of our cooperative model which permits the undertaking of such a comprehensive international program,” said David Allan, Chairman and CEO of YM BioSciences. “Of these trials, three involve patients with NSCLC at various stages - curative, palliative radiotherapy and metastatic. NSCLC is an important indication for nimotuzumab as treatments typically involve radiation-containing regimens that have been demonstrated to enhance the expression of EGFR. Nimotuzumab’s differentiated mechanistic attributes result in it selectively targeting tissues over-expressing EGFR while avoiding normal tissue. The debilitating and dangerous side effects observed with the marketed EGFR-targeted drugs result from their indiscriminant targeting of normal healthy tissues in addition to their binding to tumor.”

YM and its licensee Kuhnil Pharmaceutical Co. in Korea recently collaborated on a Phase I trial treating patients with palliative radiotherapy for NSCLC. The data from the Canadian arm of the trial were presented at ASCO 2008 and indicated that the combination of nimotuzumab with radiation was feasible and safe and has the potential to provide an important quality of life and survival advantage to patients over radiation alone in the palliative setting. Continued treatment for prolonged periods was very well tolerated and there was no evidence of Grade III or IV rash at any of the three dose levels nor did nimotuzumab increase the toxicity of radiotherapy. Based on these results, YM is currently conducting an international 128-patient Phase II randomized, double-blind, placebo-controlled study that will examine the effect of nimotuzumab when added to palliative radiotherapy to treat NSCLC. The incidence of NSCLC exceeds 367,000 new cases each year in the seven major pharmaceutical markets.

YM licensees Daiichi and Kuhnil are currently collaborating on a Phase II randomized, open-label trial they are conducting evaluating nimotuzumab plus irinotecan compared to irinotecan alone in patients with advanced or recurrent gastric cancer who are refractory to 5-FU-containing regimens. The licensees report enrollment continues to progress and remains on track to be completed in calendar 2009.

Results were reported recently at the 2009 ASCO Annual Meeting from a randomized Phase IIb, four-arm, open-label trial of nimotuzumab in combination with radiation therapy (RT) or chemoradiation therapy (CRT) in patients with inoperable, locoregionally advanced Stage III/IVa head and neck cancer conducted in India by Reddy BK et al. The addition of nimotuzumab to both the RT and CRT regimens improved the overall response rate, survival rate at 30 months, median progression-free survival and median overall survival. A combined group analysis of the nimotuzumab arms vs. the non-nimotuzumab arms demonstrated a significant difference in overall survival (p=0.0018) favoring nimotuzumab. The addition of nimotuzumab did not add to the toxicities of either regimen, with no Grade III/IV skin toxicities observed. The trial demonstrates that the efficacy of nimotuzumab compares favorably to results reported for cetuximab, an EGFR-targeting antibody marketed as Erbitux®, but that this efficacy was not accompanied by the severe toxicities reported in patients treated with cetuximab.

YM BioSciences today posted a series of documents on its website, www.ymbiosciences.com that address frequently asked questions made by the investment community and pharmaceutical industry relating to YM’s products and business strategy.  A comprehensive description of the completed and ongoing trials being conducted by YM and the other licensees of nimotuzumab is also available at YM’s website.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in more than 12 countries. In more than 3,500 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using fentanyl because patients can individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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